                                                                   EXHIBIT 23(K)

FINANCIAL STATEMENTS

Transamerica Fund Advisors, Inc.
Years Ended December 31, 2005 and 2004

                                                                               .
                                                                               .
                                                                               .


                        Transamerica Fund Advisors, Inc.

                              Financial Statements

                     Years Ended December 31, 2005 and 2004


                                    CONTENTS

Report of Independent Auditors...........................................  1

Financial Statements

Statements of Financial Condition........................................  2

Statements of Income.....................................................  3

Statements of Changes in Stockholders' Equity............................  4

Statements of Cash Flows.................................................  5

Notes to Financial Statements............................................  6

[LOGO OF ERNST & YOUNG]            . Ernst & Young LLP            . Phone: (515) 243-2727
                                     Suite 3000                     www.ey.com
                                     801 Grand Avenue
                                     Des Moines, Iowa 50309-2764

                         Report of Independent Auditors

The Board of Directors and Stockholder
Transamerica Fund Advisors, Inc.

We have audited the accompanying statements of financial condition of Transamerica Fund Advisors, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Fund Advisors, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young

February 3, 2006




                   A Member Practice of Ernst & Young Global

                        Transamerica Fund Advisors, Inc.

                        Statements of Financial Condition
                  (Dollars in thousands except per share data)




                                                                     DECEMBER 31
                                                                  -----------------
                                                                   2005      2004
                                                                  -------   -------
ASSETS
Cash                                                              $     4   $     4
Certificate of deposit                                                142       140
Investment in mutual funds (Cost: 2005 - $3,443; 2004 - $8,740)     3,971    10,117
Intercompany advisory fees receivable                              17,931    17,590
Intercompany receivable                                            13,214     1,144
Goodwill                                                           23,086    23,086
Prepaid expenses                                                       19        --
                                                                  -------   -------
Total assets                                                      $58,367   $52,081
                                                                  =======   =======

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Investment sub-advisory fees payable                            $10,890   $ 8,523
  Intercompany payable                                              1,236        --
  Deferred income tax liability                                     1,904     1,859
  Payable under tax allocation agreement                            6,299     6,806
  Accrued liabilities                                               1,201       909
                                                                  -------   -------
Total liabilities                                                  21,530    18,097

Stockholders' equity:
  Common Stock, par value $1.00 per share -- authorized,
   issued and outstanding 100,000 shares                              100       100
Accumulated other comprehensive income -- net
    unrealized investment gains                                       389       895
Additional paid-in capital                                         29,749    27,864
Retained earnings                                                   6,599     5,125
                                                                  -------   -------
Total stockholders' equity                                         36,837    33,984
                                                                  -------   -------
Total liabilities and stockholders' equity                        $58,367   $52,081
                                                                  =======   =======

See accompanying notes.

                        Transamerica Fund Advisors, Inc.


                              Statements of Income
                             (Dollars in thousands)


                                                  YEARS ENDED DECEMBER 31

                                              2005          2004          2003
                                            ------------------------------------


REVENUES
Investment advisory fees (net)              $202,060      $183,711      $144,694
Other income                                   2,250           585           356
                                            ------------------------------------
Total revenues                               204,310       184,296       145,050

EXPENSES
Investment sub-advisory fees                  99,197        91,300        72,593
Service fees payable to related parties       16,661            --            --
Administrative fees                              380           474         2,413
General and administrative expenses            4,810         6,206         2,854
                                            ------------------------------------
Total expenses                               121,048        97,980        77,860
                                            ------------------------------------

Income before income tax expense              83,262        86,316        67,190

Income tax expense:
  Current                                     33,375        34,142        21,873
  Deferred                                       389           464           502
                                            ------------------------------------
                                              33,764        34,606        22,375
                                            ------------------------------------
Net income                                  $ 49,498      $ 51,710      $ 44,815
                                            ====================================


See accompanying notes.

                        Transamerica Fund Advisors, Inc.

                 Statements of Changes in Stockholders' Equity
                           (all amounts in thousands)

                                           ACCUMULATED
                                              OTHER       ADDITIONAL
                                 COMMON   COMPREHENSIVE    PAID-IN     RETAINED
                                  STOCK   INCOME (LOSS)    CAPITAL     EARNINGS    TOTAL
                                 ---------------------------------------------------------
Balance at January 1, 2003        $100        $(235)       $27,864     $ 10,513   $ 38,242
Comprehensive income:
  Net income                         -            -              -       44,815     44,815
  Change in net unrealized
    investment gains (losses)        -          720              -            -        720
                                                                                  --------
Total comprehensive income                                                          45,535
Dividends paid to stockholders       -            -              -      (51,324)   (51,324)
                                 ---------------------------------------------------------
Balance at December 31, 2003       100          485         27,864        4,004     32,453
Comprehensive income:
  Net income                         -                                   51,710     51,710
  Change in net unrealized
    investment gains                 -          410                                    410
                                                                                  --------
Total comprehensive income                                                          52,120
Dividends paid to stockholders       -                                  (50,589)   (50,589)
                                 ---------------------------------------------------------
Balance at December 31, 2004       100          895         27,864        5,125     33,984
Comprehensive income:
  Net income                         -            -              -       49,498     49,498
  Change in net unrealized
    investment gains                 -         (506)             -            -       (506)
                                                                                  --------
Total comprehensive income                                                          48,992
Capital contribution related to
  tax allocation agreement           -            -          1,885            -      1,885
Dividends paid to stockholders       -            -              -      (48,024)   (48,024)
                                 ---------------------------------------------------------
Balance at December 31, 2005      $100        $ 389        $29,749     $  6,599   $ 36,837
                                 =========================================================

See accompanying notes.

                        Transamerica Fund Advisors, Inc.

                            Statements of Cash Flows
                           (all amounts in thousands)

                                                  YEAR ENDED DECEMBER 31
                                             -------------------------------------
                                               2005           2004           2003
                                               ----           ----           ----
OPERATING ACTIVITIES
Net income                                   $49,498        $51,710        $44,815
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Deferred income tax                            389            464            502
  Realized gain on sale of mutual
    fund investments                            (920)            --             --
  Changes in other operating assets
    and liabilities:
    Investment advisory fees receivable         (341)          (856)        (5,733)
    Intercompany receivable/payable          (10,834)        (4,654)         9,359
    Investment sub-advisory fees payable       2,367           (827)         4,357
    Prepaid expenses                             (19)           345           (345)
    Accrued liabilities                          292           (319)          (165)
    Payable under tax allocation agreement      (508)         5,014            569
                                             -------        -------        -------
Net cash provided by operating activities     39,924         50,877         53,359

INVESTING ACTIVITIES
Cost of investments purchased                 (1,707)          (286)        (1,933)
Proceeds from sale of investments in mutual
  funds                                        7,924             --             --
Increase in certificate of deposit                (2)            (2)            (2)
                                             -------        -------        -------
Net cash provided by (used in) investing
  activities                                   6,215           (288)        (1,935)

FINANCING ACTIVITIES
Dividends paid to stockholders               (48,024)       (50,589)       (51,324)
Capital contribution under tax allocation
  agreement                                    1,885             --             --
Installment payment to former officer             --             --           (100)
                                             -------        -------        -------
Net cash used in financing activities        (46,139)       (50,589)       (51,424)

Change in cash                                    --             --             --

Cash at beginning of year                          4              4              4
                                             -------        -------        -------
Cash at end of year                          $     4        $     4        $     4
                                             =======        =======        =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid during the year for income taxes   $31,997        $29,128        $21,806
                                             =======        =======        =======

See accompanying notes.

                        Transamerica Fund Advisors, Inc.

                         Notes to Financial Statements
                             (Dollars in thousands)

                               December 31, 2005


1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONS AND NATURE OF BUSINESS

Transamerica Fund Advisors, Inc. (TFAI or the Company) is directly owned by Western Reserve Life Assurance Co. of Ohio (77%) (WRL) and AUSA Holding Company (23%) (AUSA) both of which are indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of the Netherlands. The Company is the investment advisor for the portfolios in the AEGON/Transamerica Series Trust, Inc. (ATST), Transamerica IDEX Mutual Funds (IDEX), and Transamerica Income Shares (collectively referred to as the Funds). As investment advisor, the Company is responsible for providing investment management and administrative services to the portfolios of the funds, including selecting the investment sub-advisors. As compensation for these services, the portfolios of the Funds pay the Company a monthly fee based on a percentage of the average daily net assets of each portfolio.

BASIS OF PRESENTATION

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENTS IN SECURITIES

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company designated its investment in the Fund as "available-for-sale". Available-for-sale securities are reported at market value and unrealized gains and losses on these securities are included directly in stockholders' equity, net of related deferred income taxes. The specific identification method is used in determining realized gains and losses.

At December 31, 2005, unrealized investment gains on the investments in the Funds of $528 were comprised entirely of gross unrealized gains. At December 31, 2004 unrealized investment gains on the investment in the Funds of $1,377 were comprised of gross unrealized losses of $32 and gross unrealized gains of $1,409.

                        Transamerica Fund Advisors, Inc.

                             (Dollars in thousands)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT ADVISORY AND MANAGEMENT FEES

Investment advisory and management fees earned in 2005, 2004, and 2003, are calculated at annual rates that range from 0.10% to 1.30% of the average daily net assets of the portfolios of the Funds. The investment advisory agreements also provide for the Company to reimburse the portfolios of the Funds to the extent that each of the portfolio's normal operating expenses (exclusive of brokerage commissions, 12b-1 distribution fees, interest and taxes) exceeds the expense limitation of the applicable portfolio.

The Company has entered into sub-advisory agreements with various companies to provide investment services to the portfolios of the Funds. As compensation, the Company pays the investment advisors fees ranging from 0.10% to 0.65% of the average daily net assets of the applicable portfolio.

CERTIFICATE OF DEPOSIT

The certificate of deposit is reported at cost.

GOODWILL

The Company completed the annual impairment test of goodwill, which is required under Statement No. 142, Goodwill and Other Intangible Assets. The results of the impairment test indicated no impairment write-off during 2005, 2004 or 2003, respectively.

DEFERRED INCOME TAXES

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period, excluding deferred tax assets or liabilities applicable to unrealized gains and losses on available-for-sale securities, which are included as a component of accumulated other comprehensive income.

                        Transamerica Fund Advisors, Inc.

                             (Dollars in thousands)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair value. Due to the nature of the Company's financial instruments, management does not believe the fair value of such assets and liabilities differ materially from those carrying values included herein.

2. INCOME TAXES

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group.

The provision for income taxes consists of the following for the years ended December 31:



                          2005            2004            2003
                        --------        --------        --------
Federal                 $ 28,880        $ 29,902        $ 23,902
State                      4,884           4,704          (1,527)
                        --------        --------        --------
                        $ 33,764        $ 34,606        $ 22,375
                        ========        ========        ========


Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. Deferred income taxes arise primarily from differing methods used to account for unrealized gains (losses) on the Company's investment portfolio, amortization of goodwill and future payments to a former officer.

Net deferred income taxes are comprised of gross deferred income tax assets of $449 and gross deferred income tax liabilities of $2,353 at December 31, 2005. Net deferred income taxes are comprised of gross deferred income tax assets of $6 and gross deferred income tax liabilities of $1,865 at December 31, 2004.

                        Transamerica Fund Advisors, Inc.

                             (Dollars in thousands)


2. INCOME TAXES (CONTINUED)

Income tax expense for 2005 and 2004 differs from that computed at the applicable statutory federal income tax rate (35%) primarily due to state income taxes. Income tax expense for 2004 differs from that computed from that computed at the applicable statutory federal income tax rate (35%) primarily due to an overaccrual of taxes in the prior year.

3. TRANSACTIONS WITH RELATED PARTIES

A majority of the administrative costs of the Company were absorbed by its parent company in 2005, 2004, and 2003.

During 2005, 2004, and 2003, the Company paid dividends of $35,872, $39,459, and $40,033, respectively, to WRL. During 2005, 2004 and 2003, the Company paid dividends of $12,152, $11,130, and $11,291, respectively to AUSA.

During 2005, 2004, and 2003, the Company had investment sub-advisory agreements with AEGON USA Investment Management, Inc., a related party, and the investment sub-advisor to one portfolio of the Funds. As compensation, the Company paid approximately $1,282, $1,122, and $634 to AEGON USA Investment Management, Inc. for the years ended December 31, 2005, 2004, and 2003, respectively.

During 2005, 2004, and 2003, the Company had investment sub-advisory agreements with Great Companies L.L.C., a related party, and the investment sub-advisor to six portfolios of the Funds. As compensation, the Company paid approximately $3,797, $3,970, and $2,562, to Great Companies L.L.C. for the years ended December 31, 2005, 2004 and 2003, respectively.

During 2005, 2004 and 2003, the Company had an investment sub-advisory agreement with Transamerica Investment Management, L.L.C., a related party, and the investment sub-advisor to twenty-one portfolios of the Funds. As compensation, the Company paid approximately $19,921, $18,080, and $7,782 to Transamerica Investment Management, L.L.C. for the years ended December 31, 2005, 2004 and 2003.

                        Transamerica Fund Advisors, Inc.

                             (Dollars in thousands)


3. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

The Company had an administrative services agreement with an affiliate, Transamerica Capital, Inc. (TCI), a wholly owned subsidiary of AUSA, for administrative services for IDEX during 2005. As compensation, TCI received an asset and sales based fee, not to exceed 25 basis points of eligible assets under management through August 31, 2005 and 19 basis points thereafter. The Company paid $16,661 during 2005 in accordance with this agreement.

4. COMMITMENTS

The IDEX Protected Principal Stock fund provides a guarantee to the shareholder against a failing equity market. The guarantee, which is made by TFAI, provides that if the shareholder's account value as of the guarantee maturity date is less than the remaining original principal invested by the shareholder, the shortfall will be credited to the shareholder's account. TFAI's guarantee to the fund's shareholders is supported financially by an agreement with an affiliated insurance company, Peoples Benefit Life Insurance Company (Peoples Benefit), whereby Peoples Benefit guarantees payment of TFAI's (or a successor investment advisor's) obligations to shareholders under the guarantee. TFAI pays Peoples Benefit a fee at the annual rate of 0.50% of the fund's average daily net value for this financial support. The Company paid $254, $331, and $326 in accordance with this agreement during 2005, 2004 and 2003, respectively.

The Company has an agreement (the Incentive Program) with a former officer of the Company, which provides for an annual payment of 0.01% of certain average assets under management for all variable assets issued with policy issue dates prior to January 1, 2000. The payments under this agreement are to continue until such time as the annualized payment as defined in the agreement is less than $25. The Company paid $125, $143, and $131 during 2005, 2004 and 2003, respectively, in accordance with the terms of this agreement. At December 31, 2005, 2004 and 2003, the amount of assets under management with policy issue dates prior to January 1, 2000 was $1,230,199, $1,430,998, and $1,422,133,
respectively.

As part of the termination agreement for the former officer referred to in the preceding paragraph, the Company agreed to make payments approximately equal to what the former officer would have expected to earn under the Incentive Program for expected

                        Transamerica Fund Advisors, Inc.

                             (Dollars in thousands)


4. COMMITMENTS (CONTINUED)

2000 sales. In accordance with this termination agreement, the Company estimated the present value of such payments at $400 and agreed to pay such amounts in four annual installments through 2003, including interest. The Company paid the final installment of $143 in accordance with this agreement during 2003.

The former Endeavor Management Company was purchased by AUSA on July 23, 1999. In accordance with the terms of the Stock Purchase Agreement, AUSA agreed to make an additional payment (the Earn-Out) to the sellers in 2004. The Earn-Out is 0.05% of the average quarterly difference between quarterly actual aggregate assets under management and quarterly expected aggregate assets under management of the Company as defined in the agreement. As the sum of all quarterly Earn-Out from the date of the agreement until December 31, 2003 was less than or equal to zero, no Earn-Out was paid.

5. REGULATORY PROCEEDINGS

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual fund companies and their investment advisors. As part of an ongoing investigation regarding potential market timing, recordkeeping and trading compliance issues and matters affecting the Company, and certain affiliates and former employees of the Company, the SEC staff has indicated that it is likely to take some action against the Company and certain of its affiliates at the conclusion of the investigation. The potential timing and the scope of any such action is difficult to predict. Although the impact of any action brought against the Company and/or its affiliates is difficult to assess at the present time, the Company currently believes that the likelihood that it will have a material adverse impact on them is remote. The Company and its affiliates anticipate working with the SEC to attempt to reach a negotiated settlement, the timing and extent of which cannot be determined at this time. During 2005, a reserve of $1,000 was established to offset potential costs related to this matter. The Company will take such actions that it deems necessary or appropriate to continue providing management services to the funds for which it serves as investment adviser.

The Company and/or its affiliates, and not the Funds, will bear the costs of responding to these regulatory matters (such as legal costs) and will bear the costs of resulting restitution or penalties, if any.